Filed Pursuant to Rule 424(b)(5)

Registration No. 333-116477

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 23, 2004)

$300,000,000

PPL Energy Supply, LLC

5.40% Senior Notes due 2014

Our Senior Notes, 5.40% Series due 2014, constitute a series of our Debt Securities described in the accompanying prospectus. Interest on the Senior Notes will be payable on February 15 and August 15, commencing February 15, 2005. The Senior Notes will mature on August 15, 2014, unless redeemed on an earlier date. We may at our option redeem the Senior Notes, in whole at any time or in part from time to time, at a redemption price described herein. See “Description of the Senior Notes—Redemption”.

Investing in the Senior Notes involves certain risks. See “Risk Factors” beginning on page 3 of the accompanying prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount	Proceeds, Before Expenses, to Us(1)
Per Senior Note	99.658%	0.650%	99.008%
Total	$298,974,000	$1,950,000	$297,024,000

(1)	Plus accrued interest, if any, from the date of issuance.

The underwriters expect to deliver the Senior Notes to the purchasers in book-entry form through the facilities of The Depository Trust Company on or about August 19, 2004.

Joint Book-Running Managers

Barclays Capital	Citigroup	Morgan Stanley

        JPMorgan                          Wachovia Securities

BNP PARIBAS	KeyBanc Capital Markets	Scotia Capital

The date of this prospectus supplement is August 16, 2004.

Prospectus Supplement

Prospectus

You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date after the date of this prospectus supplement.

USE OF PROCEEDS

We expect to distribute the net proceeds from the sale of the Senior Notes to our parent corporation, PPL Energy Funding Corporation, for PPL Energy Funding Corporation to repay certain loans made to it by PPL Capital Funding, Inc. PPL Capital Funding, Inc. will, in turn, apply the funds to the repayment at maturity of its $320 million outstanding principal amount of 7 3/4% Medium Term Notes due April 2005. PPL Energy Funding Corporation is a wholly-owned subsidiary of PPL Corporation and a holding company for PPL Corporation’s deregulated businesses. PPL Capital Funding, Inc. is a wholly-owned financing subsidiary of PPL Corporation.

Until the net proceeds are used as described above, they may be invested in short-term investments, including a loan or contribution to our energy marketing subsidiary, PPL EnergyPlus, LLC, to provide funds for PPL EnergyPlus, LLC’s collateral obligation under one of its provider of last resort contracts with PPL Electric Utilities Corporation. PPL Electric Utilities Corporation is a wholly-owned subsidiary of PPL Corporation and a regulated public utility providing electricity delivery services to customers in its service territory in Pennsylvania.

CAPITALIZATION

The following table sets forth our historical unaudited consolidated capitalization as of June 30, 2004 on an actual basis and on an as adjusted basis to give effect to the estimated net proceeds of approximately $297 million from the sale by us of the Senior Notes in this offering prior to the distribution of the net proceeds to our parent as described above.

You should read the information in this table in conjunction with our consolidated financial statements, the notes related thereto and the other financial and operating data incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of June 30, 2004
	Actual	As Adjusted
	(Millions of Dollars)

Cash and cash equivalents	$222	$519

Short-term debt	$—	$—
Current portion of long-term debt	184	184

Total short-term debt	184	184

Long-term debt	3,437	3,437
Long-term debt payable to affiliates	495	495
Senior notes offered hereby	—	300

Total long-term debt	3,932	4,232

Member’s equity	3,731	3,731

Total capitalization	$7,847	$8,147

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth PPL Energy Supply’s ratio of earnings to fixed charges for the periods indicated:

	Twelve Months Ended June 30,	Twelve Months Ended December 31,
	2004	2003	2002	2001	2000(b)	1999(b)
Ratio of earnings to fixed charges(a)	4.5	4.6	3.9	5.4	2.9	(c	)

(a)	In calculating the earnings component, net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles. See our reports on file with the SEC pursuant to the Securities Exchange Act of 1934 as described under “Where You Can Find More Information” in the Prospectus for more information.
(b)	Due to the corporate realignment on July 1, 2000, data in 2000 and 1999 are not comparable to subsequent years.
(c)	Earnings did not cover fixed charges by $106 million in 1999, primarily due to a loss incurred by PPL EnergyPlus, LLC and undistributed earnings of PPL Global, LLC’s equity method investments.

DESCRIPTION OF THE SENIOR NOTES

The following description of the particular terms of the Senior Notes supplements, and to the extent inconsistent, replaces the description of the general terms and provisions of the Debt Securities set forth under “Description of the Debt Securities” in the accompanying prospectus, to which general description reference is made. Capitalized terms used but not defined herein shall have the meanings given to them in the accompanying prospectus, the Senior Notes or the Indenture, as the case may be.

General

The Senior Notes will be issued as one series of Debt Securities under our Indenture, which is more fully described in the accompanying prospectus.

The Senior Notes will be issued in fully registered form only, without coupons. The Senior Notes will be initially represented by one or more fully registered global securities (the “Global Securities”) deposited with or on behalf of The Depository Trust Company (“DTC”), as depositary, and registered in the name of DTC or DTC’s nominee. A beneficial interest in a Global Security will be shown on, and transfers or exchanges thereof will be effected only through, records maintained by DTC and its participants, as described below under “—Book-Entry Only Issuance—The Depository Trust Company.” The authorized denominations of the Senior Notes will be $1,000 and any larger amount that is an integral multiple of $1,000. Except in limited circumstances described below, the Senior Notes will not be exchangeable for Senior Notes in definitive certificated form.

The Senior Notes are initially being offered in the principal amount of $300,000,000. We may, without the consent of the Holders of the Senior Notes, increase this principal amount in the future on the same terms and conditions and with the same CUSIP number(s) as the Senior Notes being offered by this prospectus supplement.

Maturity; Interest

The Senior Notes will mature on August 15, 2014 and will bear interest from the date of original issuance at the rate of 5.40% per annum. Interest will be payable on February 15 and August 15 of each year (each, an “Interest Payment Date”) commencing February 15, 2005, and at maturity. Subject to certain exceptions, the Indenture provides for the payment of interest on an Interest Payment Date only to persons in whose names the Senior Notes are registered at the close of business on the Regular Record Date, which will be the January 31 or July 31 (whether or not a Business Day), as the case may be, immediately preceding the applicable Interest Payment Date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Redemption

The Senior Notes will be redeemable at our election, in whole at any time or in part from time to time, at a redemption price equal to the greater of:

(a) 100% of the principal amount of the Senior Notes to be redeemed; or

(b) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes to be so redeemed (not including any portion of payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, plus, in either of the above cases, accrued and unpaid interest to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month); or

(b) if that release (or any successor release) is not published during the week preceding the calculation date or does not contain those yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Adjusted Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term to the stated maturity date of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes (the “Remaining Life”).

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five Reference Treasury Dealer Quotations, the average of all of those quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means:

(a) Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and

(b) any two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding that redemption date.

The Senior Notes will not be subject to a sinking fund or other mandatory redemption and will not be repayable at the option of the Holder of a Senior Note prior to the Stated Maturity Date.

Additional information concerning redemption is contained under “Description of the Debt Securities—Redemption” in the accompanying prospectus.

Book-Entry Only—The Depository Trust Company

The Senior Notes will be issued only in book-entry form and will trade through the facilities of The Depository Trust Company, or DTC. The Senior Notes will be issued in fully registered form and will be evidenced by one or more global Senior Notes registered in the name of DTC’s nominee, Cede & Co. The global Senior Notes will be deposited with the Trustee as custodian for DTC.

DTC is a New York limited-purpose trust company, a New York banking organization, a New York clearing corporation, a member of the Federal Reserve System and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities for its participants and also facilitates settlement of securities transactions among its participants through electronic computerized book-entry changes in the participants’ accounts, thereby eliminating the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies and clearing corporations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., American Stock Exchange LLC and National Association of Securities Dealers, Inc. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its system are on file with the SEC.

Purchases of the Senior Notes within the DTC system must be made through participants, which will receive a credit for the Senior Notes on DTC’s records. The beneficial ownership interest of each purchaser will be recorded on the participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased Senior Notes. Transfers of ownership interests on the Senior Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their Senior Notes, except if use of the book-entry system for the Senior Notes is discontinued.

To facilitate subsequent transfers, all Senior Notes deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the Senior Notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Senior Notes; DTC’s records reflect only the identity of the participants to whose accounts the Senior Notes are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices will be sent to DTC.

Neither DTC nor Cede & Co. will itself consent or vote with respect to the Senior Notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the voting or consenting rights of Cede & Co. to those participants to whose accounts the Senior Notes are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the Senior Notes.

Payments of redemption proceeds, principal of and interest on the Senior Notes will be made to Cede & Co. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of participants and not of DTC, the Trustee or us. Payment of redemption proceeds, principal and interest to Cede & Co. is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

A beneficial owner will not be entitled to receive physical delivery of the Senior Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Senior Notes.

DTC may discontinue providing its services as securities depository with respect to the Senior Notes at any time by giving us or the Trustee reasonable notice. In the event no successor securities depository is obtained, certificates for the Senior Notes will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take any responsibility for the accuracy of this information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amounts of Senior Notes set forth opposite their respective names below:

Underwriters	Principal Amount of Senior Notes
Barclays Capital Inc.	$66,000,000
Citigroup Global Markets Inc.	64,500,000
Morgan Stanley & Co. Incorporated	64,500,000
J.P. Morgan Securities Inc.	30,000,000
Wachovia Capital Markets, LLC	30,000,000
BNP Paribas Securities Corp.	15,000,000
McDonald Investments Inc.	15,000,000
Scotia Capital (USA) Inc.	15,000,000

Total	$300,000,000

The underwriting agreement provides that the obligation of the several underwriters to pay for and accept delivery of the Senior Notes is subject, among other things, to the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for the Senior Notes if any are taken.

The underwriters initially propose to offer part of the Senior Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the Senior Notes. In addition, any underwriter may allow, and those selected dealers may reallow, a concession to certain other dealers of up to 0.25% of the principal amount of the Senior Notes. After the initial offering of the Senior Notes, the offering price and other selling terms may from time to time be varied.

PPL Energy Supply has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

PPL Energy Supply’s expenses in connection with the offering of the Senior Notes, net of the underwriting discount, are currently estimated to be $423,000.

We do not intend to apply for listing of the Senior Notes on a national securities exchange, but have been advised by the underwriters that they presently intend to make a market in the Senior Notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to do so and any such market making may be discontinued at any time without notice at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Senior Notes.

In order to facilitate the offering the Senior Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Senior Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Senior Notes, the underwriters may bid for, and purchase, the Senior Notes in the open market. Finally, the underwriters may reclaim reselling concessions allowed to an underwriter or a dealer for distributing the Senior Notes in the offering, if they repurchase previously distributed Senior Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The underwriters are not required to engage in these activities and may end these activities at any time.

In the ordinary course of their business, certain of the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with PPL Energy Supply and certain of its affiliates.

VALIDITY OF THE SENIOR NOTES

Thomas D. Salus, Esq., Senior Counsel of PPL Services Corporation, and Dewey Ballantine LLP, New York, New York, counsel to PPL Energy Supply, will pass upon the validity of the Senior Notes for PPL Energy Supply. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Senior Notes for the underwriters. As to matters involving the law of the State of New York, Mr. Salus will rely on the opinion of Dewey Ballantine LLP.

PROSPECTUS	PPL Energy Supply, LLC
Two North Ninth Street Allentown, Pennsylvania 18101-1179 (610) 774-5151

$500,000,000

PPL Energy Supply, LLC

Debt Securities

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may offer the securities directly or through underwriters or agents. The applicable prospectus supplement will describe the terms of any particular plan of distribution.

Investing in the securities involves certain risks. See “Risk Factors” beginning on page 3.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 23, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that PPL Energy Supply, LLC filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under this shelf process, we may, from time to time, sell the unsecured debt securities consisting of notes or debentures as described in this prospectus (the “Debt Securities”) in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides a general description of the Debt Securities we may offer. Each time we sell Debt Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

For more detailed information about the Debt Securities, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

RISK FACTORS

In addition to the other information in this prospectus, you should carefully consider the risks associated with PPL Energy Supply and its subsidiaries described below before making an investment decision. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition, cash flows or results of operations could be materially adversely affected by any of these risks. The value of our securities could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See p. 12 for “FORWARD-LOOKING INFORMATION”, which sets forth a warning regarding forward-looking information contained or incorporated by reference in this prospectus.

Risks Related to Our Supply Businesses

Changes in commodity prices may increase the cost of producing electricity or decrease the amount we receive from selling electricity, which could adversely affect our financial performance.

Changes in power prices or fuel costs may impact our financial results and financial position by increasing the cost of producing power or decreasing the amount we receive from the sale of power. The market prices for these commodities may fluctuate substantially over relatively short periods of time. Among the factors that could influence such prices are:

•	demand for electricity and additional supplies of electricity available from current or new competitors;

•	prevailing market prices for coal, natural gas, fuel oil and other fuels used in our generation facilities, including associated transportation costs, and supplies of such commodities;

•	capacity and transmission service into, or out of, our markets;

•	changes in the regulatory framework for wholesale power markets;

•	liquidity in the general wholesale electricity market; and

•	weather conditions impacting demand for electricity.

Unlike most other commodities, electric power cannot be stored and must be produced at the time of use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. For example, in recent years, wholesale electricity prices in the northwestern United States for all hours reached a high of $525 per megawatt hour in December 2000 and a low in May 2002 of $13 per megawatt hour.

Like wholesale power prices, fuel costs have fluctuated historically. In recent years, prices for wholesale natural gas as reported on the New York Mercantile Exchange, or NYMEX, have ranged from a high of $9.98 per btu in January 2001 to a low of $1.83 per btu in October 2001. In addition, the price for 1% residual oil at New York Harbor, which is the primary pricing location for the northeastern United States, has ranged from a high of $35 per barrel in February 2003 to a low of $15 per barrel in February 2002.

A key part of our business strategy is to sell our anticipated generation production under long-term power sales agreements that include fixed prices for our electric power. If we cannot secure or maintain favorable long-term fuel purchase agreements for our power generation facilities, our fuel costs could exceed the revenues that we derive under these long-term, fixed-price agreements. In addition, in the absence of long-term power sales agreements, we must sell the energy, capacity and other products from our facilities into the competitive wholesale power markets. Given the volatility and potential for material differences between actual power prices and fuel and other costs, if we cannot secure or maintain long-term power sales and fuel purchase agreements, our revenues will be subject to increased volatility and our financial results may be materially adversely affected.

We may not be able to obtain adequate fuel supplies, which could adversely affect our ability to operate our facilities.

We purchase fuel from a number of suppliers. Disruption in the delivery of fuel, including disruptions as a result of weather, labor relations or environmental regulations affecting our fuel suppliers, could adversely affect our ability to operate our facilities, which could result in lower sales and/or higher costs and thereby adversely affect our results of operations.

Our facilities may not operate as planned, which may increase our expenses or decrease our revenues and, thus, have an adverse effect on our financial performance.

Operation of power plants involves many risks, including the breakdown or failure of equipment or processes, accidents, labor disputes, fuel interruption and performance below expected levels. In addition, weather-related incidents and other natural disasters can disrupt both generation and transmission delivery systems. Operation of our power plants below expected capacity levels may result in lost revenues or increased expenses, including higher maintenance costs and, if we are unable to perform our contractual obligations as a result, penalties or damages.

The provider of last resort contracts do not provide us with any guaranteed level of sales.

Our regulated electric utility affiliate, PPL Electric Utilities Corporation, has “provider of last resort,” or PLR, obligations to serve those electric retail customers that did not select an alternative supplier under the Pennsylvania Electricity Generation Customer Choice and Competition Act, or the Customer Choice Act, at prices through 2009 established pursuant to a settlement among PPL Electric Utilities and others which was approved by the Pennsylvania Public Utilities Commission. PPL EnergyPlus has entered into long-term contracts to supply PPL Electric Utilities’ PLR requirements at the prices PPL Electric Utilities is entitled to charge pursuant to the settlement. If PPL Electric Utilities’ customers obtain service from alternate suppliers, which they are entitled to do at any time, our sales of power under the contracts may decrease. Alternatively, customers could switch back to PPL Electric Utilities from alternative suppliers, which may increase demand above our facilities’ available capacity. While we satisfy our energy supply obligations through a portfolio approach of providing energy from our generation assets, contractual relationships and market purchases, we estimate that if the PLR requirements were satisfied solely from our existing Pennsylvania generating assets, this obligation, at March 31, 2004, would represent approximately 75% of the normal operating capacity of our existing

Pennsylvania generation assets. Any switching by customers could have a material adverse effect on our results of operations or financial position.

We face competition in our energy supply business, which may adversely affect our ability to operate profitably.

As a result of federal and state deregulation initiatives, the electric power industry has experienced a significant increase in the level of competition in the energy markets. Many of our facilities were historically operated within vertically-integrated, regulated utilities that sold electricity to consumers at prices based on predetermined rates set by state public utility commissions. Unlike regulated utilities, our energy supply business is not assured of any rate of return on our capital investments through predetermined rates, and our revenues and results of operations are dependent on our ability to operate in a competitive environment.

We expect the deregulated energy markets to continue to be highly competitive. Competition is impacted by energy and fuel prices, new market entrants, construction by others of generating assets, the actions of regulatory authorities and other factors. These competitive factors may negatively impact our ability to sell energy and related products and the prices which we may charge for such products, which could adversely affect our results of operations and our ability to grow our business.

Although we have long-term supply agreements for a substantial portion of our generation, a substantial portion of our future sales will be made into the competitive wholesale markets. Competition in these markets will occur principally on the basis of the price of products and, to a lesser extent, on the basis of reliability and availability. We expect the commencement of commercial operation of new electric facilities in the regional markets where we own or control generation capacity will continue to increase the competitiveness of the wholesale power market in those regions, which could have a material adverse effect on the prices we receive for energy.

We also face competition in the wholesale markets for energy capacity and ancillary services. We primarily compete with other energy merchants based on our ability to aggregate supplies at competitive prices from different sources and to efficiently utilize transportation from third-party pipelines and transmission from electric utilities. Competitors may employ very different strategies. We also compete against other energy marketers on the basis of relative financial condition and access to credit sources, and many of our competitors have greater financial resources than we do.

We are subject to the risks of nuclear generation, including the risk that our Susquehanna nuclear plant could become subject to revised safety requirements that would increase our capital and operating expenditures, and uncertainties associated with decommissioning our plant at the end of its licensed life.

As of March 31, 2004, nuclear generation accounts for about 20% of our generation capacity. The risks of nuclear generation generally include:

•	the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses and liabilities that might arise in connection with nuclear operations; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

The Nuclear Regulatory Commission, or NRC, has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, revised safety requirements promulgated by the NRC could necessitate substantial capital or operating expenditures at our Susquehanna nuclear plant. In addition, although we have no reason to anticipate a serious nuclear incident at our Susquehanna plant, if an incident did occur, any resulting operational loss, damages and injuries could have a material adverse effect on our results of operations, cash flows or financial condition.

Changes in technology may impair the value of our power plants.

A basic premise of our business is that generating power at central power plants achieves economies of scale and produces electricity at a relatively low price. There are other technologies for producing electricity, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. Research and development activities are ongoing to seek improvements in the alternate technologies. It is possible that advances will reduce the cost of alternate methods of electric production to a level that is equal to or below that of most central station electric production. If this were to happen, the value of our power plants may be significantly impaired.

We are exposed to operational, price and credit risks associated with selling and marketing products in the wholesale power markets.

We purchase and sell power at the wholesale level under market-based tariffs authorized by the Federal Energy Regulatory Commission, or FERC, throughout the United States and also enter into short-term agreements to market available energy and capacity from our generation assets with the expectation of profiting from market price fluctuations. If we are unable to deliver firm capacity and energy under these agreements, we could be required to pay damages. These damages would generally be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant. Extreme weather conditions, unplanned power plant outages, transmissions disruptions, and other factors could affect our ability to meet our obligations, or cause significant increases in the market price of replacement capacity and energy.

We also face credit risk that parties with whom we contract will default in their performance, in which case we may have to sell our power into a lower-priced market or make purchases in a higher priced market than existed at the time of contract. Although we attempt to mitigate these risks, there can be no assurance that we will be able to fully meet our obligations, that we will not be required to pay damages for failure to perform or that we will not experience counterparty non-performance.

We do not always hedge against risks associated with energy and fuel price volatility.

We attempt to mitigate risks associated with satisfying our contractual power sales arrangements by reserving generation capacity to deliver electricity to satisfy our net firm sales contracts and, when necessary, by purchasing firm transmission service. We also routinely enter into contracts, such as fuel and power purchase and sale commitments, to hedge our exposure to weather conditions, fuel requirements and other energy-related commodities. We may not, however, hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be affected unfavorably.

Our risk management policies relating to energy and fuel prices, interest rates, foreign currency and counterparties, may not work as planned and we may suffer economic losses despite such policies.

We actively manage the market risk inherent in our energy and fuel, debt and foreign currency positions. We have implemented procedures to enhance and monitor compliance with our risk management policies, including validation of transaction and market prices, verification of risk and transaction limits, sensitivity analyses and daily portfolio reporting of various risk measurement metrics. Nonetheless, adverse changes in energy and fuel prices, interest rates and foreign currency exchange rates may result in losses in our earnings or cash flows and adversely affect our balance sheet.

Our risk management program may not work as planned. For instance, actual energy and fuel prices may be significantly different or more volatile than the historical trends and assumptions upon which we based our risk management positions. Similarly, interest rates or foreign currency exchange rates in countries where we have foreign operations, could change in significant ways that our risk management procedures were not set up to address. As a result, we cannot always predict the impact that our risk management decisions may have on us if actual events lead to greater losses or costs than our risk management positions were intended to hedge. If our risk management positions are ineffective in this way, we could be subject to mark-to-market accounting with respect to certain of our risk management contracts, which could lead to significant volatility in our earnings and cash flows and our balance sheet.

In addition, our trading, marketing and risk management activities are exposed to the credit risk that counterparties that owe us money or energy will breach their obligations. We have established risk management policies and programs, including credit policies to evaluate counterparty credit risk. However, if counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices. In that event, our financial results are likely to be adversely affected.

We rely on transmission and distribution assets that we do not own or control to deliver our wholesale electricity and natural gas. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver power may be hindered.

We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase for use in our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products and satisfy our contractual obligations may be hindered.

The FERC has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that sufficient transmission capacity will not be available to transmit electric power as we desire. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities in specific markets.

We operate in competitive segments of the electric power industry created by deregulation initiatives at the state and federal levels. If the present trend towards competition is reversed, discontinued or delayed, our business prospects and financial condition could be materially adversely affected.

Some deregulated markets have experienced supply problems and price volatility. In some of these markets, government agencies and other interested parties have made proposals to delay market restructuring or even re-regulate areas of these markets that have previously been deregulated. In California, legislation has been passed placing a moratorium on the sale of generation plants by public utilities regulated by the California Public Utilities Commission. In 2001, the FERC instituted a series of price controls designed to mitigate (or cap) prices in the entire western U.S. to address the extreme volatility in the California energy markets. These price controls have had the effect of significantly lowering spot and forward energy prices in the western market.

In addition, the independent system operators, or ISOs, that oversee the transmission systems in certain wholesale power markets have from time to time been authorized to impose price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading business.

Other proposals to re-regulate our industry may be made, and legislative or other action affecting the electric power restructuring process may cause the process to be delayed, discontinued or reversed in the states in which we currently, or may in the future, operate. If the current trend towards competitive restructuring of the wholesale and retail power markets is delayed, discontinued or reversed, our business prospects and financial condition could be materially adversely affected.

Risk Related to Our Delivery Businesses

Regulators may not approve the rates we request. A decrease in WPD’s distribution rates could have an adverse impact on our income.

Our electricity delivery businesses are rate-regulated. While such regulation is generally premised on the recovery of prudently incurred costs and a reasonable rate of return on invested capital, the rates that we may charge our delivery customers are subject to authorization of the applicable regulatory authorities and there is no guarantee that the rates authorized by regulators will match our actual costs or provide a particular return on invested capital at any given time.

For instance, WPD is a regulated regional monopoly electricity distribution business in Great Britain, subject to control on the prices it can charge and the quality of supply it must provide. The current distribution price control formula that governs WPD’s allowed revenue is scheduled to operate until April 2005. Any significant lowering of rates implemented by the regulatory authority based upon the 2005 regulatory review could lower the amount of revenue WPD generates in relation to its operational costs and could materially reduce our income.

Other Risks Related to Our Businesses

Our operating results could fluctuate on a seasonal basis, especially as a result of severe weather conditions.

Our electricity supply businesses may be seasonal. For example, in some parts of the country, demand for, and market prices of, electricity peak during the hot summer months, while in other parts of the country such peaks occur in the cold winter months. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis, especially when severe weather conditions such as heat waves or winter storms make such fluctuations more pronounced. The pattern of this fluctuation may change depending on the nature and location of the facilities we acquire or develop and the terms of our contracts to sell electricity.

Our business is subject to extensive regulation, which may increase our costs, reduce our revenues, or prevent or delay operation of our facilities.

Our U.S. generation subsidiaries are exempt wholesale generators, or EWGs, which sell electricity into the wholesale market. Generally, our EWGs and our marketing subsidiaries are subject to regulation by the FERC. The FERC has authorized us to sell generation from our facilities and power from our marketing subsidiaries at market-based prices. The FERC retains the authority to modify or withdraw our market-based rate authority and to impose “cost of service” rates if it determines that the market is not workably competitive, that we possess market power or that we are not charging just and reasonable rates. Any reduction by the FERC of the rates we may receive or any unfavorable regulation of our business by state regulators could materially adversely affect our results of operations.

The acquisition, ownership and operation of power generation facilities require numerous permits, approvals, licenses and certificates from federal, state and local governmental agencies. We may not be able to obtain or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain or maintain any required approval or comply with any applicable law or regulation, the operation of our assets and our sales of electricity could be prevented or delayed or become subject to additional costs.

Our costs of compliance with environmental laws are significant and the costs of compliance with new environmental laws could adversely affect our profitability.

Our operations are subject to extensive federal, state, local and foreign statutes, rules and regulations relating to environmental protection. To comply with these legal requirements, we must spend significant sums on environmental monitoring, pollution control and emission fees.

New environmental laws and regulations affecting our operations, and new interpretations of existing laws and regulations, may be adopted or become applicable to us. For example, the laws governing air emissions from coal-burning plants are being re-interpreted by federal and state authorities. These re-interpretations could result in the imposition of substantially more stringent limitations on these emissions than those currently in effect.

We may not be able to obtain or maintain all environmental regulatory approvals necessary to our business. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain, maintain or comply with any such approval, operations at our affected facilities could be halted or subjected to additional costs. Further, at some of our older facilities it may be uneconomical for us to install the necessary equipment, which may cause us to shut down those generation units.

We cannot predict the outcome of the legal proceedings and investigations currently being conducted with respect to our current and past business activities. An adverse determination could have a material adverse effect on our financial condition, results of operations or cash flows.

We are involved in numerous legal proceedings, claims and litigation and subject to ongoing state and federal investigations arising out of our business operations, the most significant of which are summarized in our reports filed with the SEC and incorporated by reference into this prospectus. We cannot predict the ultimate outcome of these matters, nor can we reasonably estimate the costs or liability that could potentially result from a negative outcome in each case.

Our investments and projects located outside of the United States expose us to risks related to laws of other countries, taxes, economic conditions, fluctuations in currency rates, political conditions and policies of foreign governments. These risks may delay or reduce our realization of value from our international projects.

We have operations outside of the United States. The acquisition, financing, development and operation of projects outside of the United States entail significant financial risks, which vary by country, including:

•	changes in foreign laws or regulations relating to foreign operations, including tax laws and regulations;

•	changes in United States laws related to foreign operations, including tax laws and regulations;

•	changes in government policies, personnel or approval requirements;

•	changes in general economic conditions affecting each country;

•	regulatory reviews of tariffs for local distribution companies;

•	changes in labor relations in foreign operations;

•	limitations on foreign investment or ownership of projects and returns or distributions to foreign investors;

•	limitations on ability of foreign companies to borrow money from foreign lenders and lack of local capital or loans;

•	fluctuations in currency exchange rates and difficulty in converting our foreign funds to U.S. dollars, which can increase our expenses and/or impair our ability to meet such expenses, and difficulty moving funds out of the country in which the funds were earned;

•	limitations on ability to import or export property and equipment;

•	compliance with United States foreign corrupt practices laws;

•	political instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.

Our international operations are subject to regulation by various foreign governments and regulatory authorities. The laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of those projects. In addition, the legal environment in foreign countries in which we currently own assets or projects or may develop projects in the future could make it more difficult for us to enforce our rights under agreements relating to such projects. Our international projects may also be subject to risks of being delayed, suspended or terminated by the applicable foreign governments or may be subject to risks of contract invalidation by commercial or governmental entities.

Despite contractual protections we have against many of these risks for our international operations or potential investments in the future, our actual results and the value of our investment may be adversely affected by the occurrence of any of these events.

We may need significant additional financing to pursue growth opportunities.

We continually review potential acquisitions and development projects and may enter into significant acquisitions or development projects in the future. Any acquisition or development project will likely require access to substantial capital from outside sources on acceptable terms. We may also need external financing to fund capital expenditures, including capital expenditures necessary to comply with environmental regulations or other regulatory requirements.

Our ability to arrange financing and our cost of capital are dependent on numerous factors, including general economic conditions, credit availability and our financial performance. The inability to obtain sufficient financing on terms that are acceptable to us could adversely affect our ability to pursue acquisition and development opportunities and fund capital expenditures.

Risks Related to Corporate and Financial Structure

Our cash flow and ability to meet debt obligations largely depend on the performance of our subsidiaries and affiliates, some of which we do not control.

We are a holding company and conduct our operations primarily through subsidiaries. Substantially all of our consolidated assets are held by such subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the Debt Securities are largely dependent upon the earnings of these subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans or advances or repayment of loans and advances from us. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on any Debt Securities or to make any funds available for such payment.

Because we are a holding company, our obligations on the Debt Securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including rights of a holder of any Debt Security, to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized will be subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary senior to that held by us. Although certain agreements to which we and our subsidiaries are parties limit the ability to incur additional indebtedness, we and our subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities.

The debt agreements of some of our subsidiaries and affiliates contain provisions that might restrict their ability to pay dividends, make distributions or otherwise transfer funds to us upon failing to meet certain financial tests or other conditions prior to the payment of other obligations, including operating expenses, debt service and reserves. We currently believe that all of our subsidiaries and affiliates are in compliance with such tests and conditions. Further, if we elect to receive distributions of earnings from our foreign operations, we may incur United States taxes, net of any available foreign tax credits, on such amounts. Distributions to us from our international projects are, in some countries, also subject to withholding taxes.

A downgrade in our credit ratings could negatively affect our ability to access capital and increase the cost of maintaining our credit facilities and any new debt.

Moody’s Investors Service, Inc. currently rates our senior unsecured debt at “Baa2,” Fitch Ratings currently rates our senior unsecured debt at “BBB+” and Standard & Poor’s Ratings Services, a Division of the McGraw-Hill Companies, rates our senior unsecured debt at “BBB.” Our Fitch ratings are on negative outlook. While we do not expect these ratings to limit our ability to fund our short-term liquidity needs or to have a material impact on the cost to maintain our credit facilities and/or access any new long-term debt, any future ratings downgrades could negatively affect our ability to fund our short-term liquidity needs and increase the cost to maintain our credit facilities and access new long-term debt.

FORWARD-LOOKING INFORMATION

Certain statements included or incorporated by reference in this prospectus, including statements with respect to future earnings, energy supply and demand, costs, electric rates, subsidiary performance, growth, new technology, project development, fuel and energy prices, strategic initiatives, and generating capacity and performance, are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus and our reports that are incorporated by reference, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	market demand and prices for energy, capacity and fuel;

•	weather conditions affecting customer energy usage and operating costs;

•	competition in retail and wholesale power markets;

•	the effect of any business or industry restructuring;

•	our profitability and liquidity;

•	new accounting requirements or new interpretations or applications of existing requirements;

•	operation of existing facilities and operating costs of us and our subsidiaries;

•	environmental conditions and requirements;

•	transmission and distribution system conditions and operating costs;

•	development of new projects, markets and technologies;

•	performance of new ventures;

•	asset acquisitions and dispositions;

•	political, regulatory or economic conditions in states, regions or countries where we or our subsidiaries conduct business;

•	receipt and renewals of necessary governmental permits and approvals and rate relief;

•	impact of state or federal investigations applicable to us and our subsidiaries and the energy industry;

•	the outcome of litigation against us and our subsidiaries;

•	capital markets conditions and decisions regarding our capital structure;

•	market prices of equity securities and resultant cash funding requirements for defined benefit pension plans;

•	our securities and credit ratings;

•	state and federal regulatory developments;

•	foreign exchange rates;

•	new state or federal legislation, including new tax legislation;

•	national or regional economic conditions, including any potential effects arising from the September 11, 2001 terrorist attacks in the United States, the situation in Iraq and any consequential hostilities or other hostilities; and

•	our commitments and liabilities.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents we file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information.

PPL ENERGY SUPPLY, LLC

We are an energy company that, through our subsidiaries, is primarily engaged in the generation and marketing of electricity in the northeastern and western United States and in the delivery of electricity in the United Kingdom and Latin America. As of March 31, 2004, we owned or controlled 11,527 MW of low-cost and diverse power generation capacity. We recently added or are developing an additional 863 MW of new domestic electric generation capacity, including 45 MW from our share of an upgrade to Unit 1 at our Susquehanna nuclear facility in Pennsylvania completed in April 2004 and 600 MW from our Lower Mount Bethel gas-fired facility in Pennsylvania that went into service in May 2004. Additionally, we provide energy-related services to businesses primarily in the mid-Atlantic and northeastern United States.

Approximately 6,500 MW of our total generation capacity is currently committed to meeting the obligation of our affiliate, PPL Electric Utilities, to provide electricity through the year 2009 under fixed-price tariffs pursuant to the Customer Choice Act. We have another 450 MW of generation capacity committed to providing electricity to a delivery company in Montana through June 2007. These two commitments, combined with other contractual sales to other counterparties for terms of various lengths, commit, on average, approximately 80% of our expected annual output for the period 2004 through 2008. These arrangements are consistent with and are an integral part of our overall business strategy, which includes the matching of energy supply with load, or customer demand, under long-term and intermediate-term contracts with creditworthy counterparties to capture profits while reducing our exposure to movements in energy and fuel prices and counterparty credit risk.

We operate through two principal lines of business.

Energy Supply

We are a leading supplier of competitively priced energy in the United States through our subsidiaries, PPL Generation and PPL EnergyPlus, and acquire and develop U.S. generation projects through our PPL Global subsidiary. These entities are direct, wholly-owned subsidiaries of us.

•

PPL Generation owns or controls a portfolio of domestic power generation assets, with a total capacity of 11,527 MW as of March 31, 2004. These power plants are located in Pennsylvania (8,582 MW), Montana (1,157

MW), Arizona (750 MW), Illinois (540 MW), Connecticut (243 MW), New York (159 MW) and Maine (96 MW) and use well-diversified fuel sources including coal, nuclear, natural gas, oil and hydro. In April 2004, we completed an upgrade to Unit 1 at our Susquehanna nuclear facility in Pennsylvania, which added an additional 45 MW to our portfolio. In May 2004, our Lower Mount Bethel gas-fired facility in Pennsylvania went into service, which added 600 MW to our portfolio. In June 2004, we agreed to sell the 450 MW Sundance power plant in Arizona to the Arizona Public Service Company, subject to the receipt of various state and federal regulatory approvals and customary closing conditions.

•	PPL EnergyPlus markets electricity produced by PPL Generation, along with purchased power and natural gas, in competitive wholesale and deregulated retail markets, primarily in the northeastern and western portions of the United States. PPL EnergyPlus also provides energy-related products and services, such as engineering and mechanical contracting, construction and maintenance services, to commercial and industrial customers.

•	PPL Global (domestic operations) acquires and develops U.S. generation projects that are, in turn, operated by PPL Generation as part of its portfolio of generation assets.

Energy Delivery

We provide energy delivery services in the United Kingdom and Latin America through our PPL Global subsidiary, which currently owns and operates energy delivery businesses serving approximately 3.5 million customers. PPL Global owns Western Power Distribution Holdings Limited and WPD Investment Holdings Limited, which together we refer to as WPD. WPD operates two electric distribution companies in the U.K., which together serve approximately 2.5 million end-users. WPD delivered 28,137 million kWh of electricity in 2003.

We are wholly-owned by PPL Corporation, an energy and utility holding company headquartered in Allentown, Pennsylvania. In addition to us and our subsidiaries, PPL Corporation has a regulated electric utility subsidiary, PPL Electric Utilities Corporation, which was incorporated in 1920 and provides electricity delivery services to approximately 1.3 million customers in eastern and central Pennsylvania and a regulated gas utility subsidiary, PPL Gas Utilities Corporation, which provides gas delivery services to approximately 105,000 customers in Pennsylvania and Maryland.

Neither PPL Corporation nor any of its other subsidiaries or affiliates will guarantee or provide other credit or funding support for the Debt Securities.

The information above concerning us and our subsidiaries is only a summary and does not purport to be comprehensive. For additional information concerning us, including certain assumptions, risks and uncertainties involved in the forward-looking statements contained or incorporated by reference in this prospectus, you should refer to the information described in “Where You Can Find More Information.”

Our offices are located at Two North Ninth Street, Allentown, Pennsylvania 18101-1179 and our telephone number is (610) 774-5151.

USE OF PROCEEDS

Unless we indicate differently in the applicable prospectus supplement, we will use the net proceeds from the sale of the Debt Securities for general corporate purposes, including making loans to or other investments in our subsidiaries and repayment of debt.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth PPL Energy Supply’s ratio of earnings to fixed charges for the periods indicated:

	Twelve Months Ended March 31, 2004	Twelve Months Ended December 31,
		2003	2002	2001	2000(b)	1999(b)
Ratio of earnings to fixed charges(a)	4.6	4.6	3.9	5.4	2.9	(c	)

(a)	In calculating the earnings component, net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles. See our reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information.

(b)	Due to the corporate realignment on July 1, 2000, data in 2000 and 1999 are not comparable to subsequent years.

(c)	Earnings did not cover fixed charges by $106 million in 1999, primarily due to a loss incurred by PPL EnergyPlus, and undistributed earnings of PPL Global’s equity method investments.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities that we may offer by this prospectus. We will describe the particular terms of Debt Securities, and provisions that vary from those described below, in one or more prospectus supplements. We will issue the Debt Securities under our Indenture, dated as of October 1, 2001 (as such indenture has been and may be supplemented, the “Indenture”), to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the “Trustee”).

The Indenture is filed as an exhibit to the registration statement. The Indenture and its associated documents contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the Debt Securities or the Indenture. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Debt Securities and the Indenture, including definitions of certain terms used in the Indenture. We also include references in parentheses to certain sections of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus or in a prospectus supplement, such sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of your securities described in the applicable prospectus supplement or supplements. The Indenture has been qualified under the Trust Indenture Act, and you should refer to the Trust Indenture Act for provisions that apply to the Debt Securities.

General

We may issue the Debt Securities from time to time in the future in one or more series. We may issue an unlimited amount of Debt Securities or other securities under the Indenture. The Debt Securities and all other debt securities issued previously or hereafter under the Indenture are collectively referred to herein as the “Indenture Securities.”

The Debt Securities will be our unsecured and unsubordinated obligations.

Prior to the issuance of each series, certain terms of the particular Debt Securities will be specified in a supplemental indenture, in a board resolution, or in one or more officer’s certificates pursuant to a supplemental indenture or a board resolution. We refer you to the applicable prospectus supplement(s) for a description of the following terms of the series of Debt Securities:

•	the title of such Debt Securities;

•	any limit upon the principal amount of such Debt Securities;

•	the date or dates on which principal will be payable or how to determine such dates;

•	the rate or rates or method of determination of interest; the date from which interest will accrue; the dates on which interest will be payable (“Interest Payment Dates”); and any record dates for the interest payable on such Interest Payment Dates;

•	any obligation or option we may have to redeem, purchase or repay Debt Securities, or any option of the Holder to require us to redeem or repurchase Debt Securities, and the terms and conditions upon which such Debt Securities will be redeemed, purchased or repaid;

•	the denominations in which such Debt Securities will be issuable (if other than denominations of $1,000 and any integral multiple thereof);

•	whether such Debt Securities are to be issued in whole or in part in the form of one or more global Debt Securities and, if so, the identity of the depositary for such global Debt Securities; and

•	any other terms of such Debt Securities.

(See Section 301.)

Payment of Debt Securities

Interest

Unless we indicate differently in a prospectus supplement, we will pay interest on each Debt Security on each Interest Payment Date by check mailed to the person in whose name such Debt Security is registered (the registered holder of any Indenture Security being called a “Holder” in this prospectus) as of the close of business on the regular record date relating to such Interest Payment Date, except that interest payable at maturity (whether at stated maturity, upon redemption or otherwise, “Maturity”) will be paid to the person to whom principal is paid.

However, if we default in paying interest on a Debt Security, we will pay defaulted interest in either of the two following ways:

•	We will first propose to the Trustee a payment date for such defaulted interest. Next, the Trustee will choose a Special Record Date for determining which Holders are entitled to the payment. The Special Record Date will be between 10 and 15 days before the payment date we propose. Finally, we will pay such defaulted interest on the payment date to the Holder of the Debt Security as of the close of business on the Special Record Date.

•	Alternatively, we can propose to the Trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which such Debt Securities are listed for trading. If the Trustee thinks the proposal is practicable, payment will be made as proposed.

(See Section 307.)

Unless we indicate differently in a prospectus supplement, interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Principal

Unless we indicate differently in a prospectus supplement, we will pay principal of and any interest and premium on the Debt Securities at Maturity upon presentation of the Debt Securities at the office of JPMorgan Chase Bank in New York, New York, as our Paying Agent. Any other Paying Agent initially designated for the Debt Securities of a particular series will be named in the applicable prospectus supplement. In our discretion, we may change the place of payment on the Debt Securities, and may remove any Paying Agent and may appoint one or more additional Paying Agents (including us or any of our affiliates). (See Section 602.)

Unless otherwise specified in the applicable prospectus supplement, if any Interest Payment Date, Redemption Date or the Maturity of a Debt Security falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date, Redemption Date or the Maturity, as the case may be, to the date of such payment on the next succeeding Business Day. “Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York or other city in which any Paying Agent for the Debt Securities is located (See Section 113.)

Form; Transfers; Exchanges

Unless otherwise indicated in a prospectus supplement, the Debt Securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations that are integral multiples of $1,000. (See Section 302.)

You may have your Debt Securities divided into Debt Securities of smaller denominations (of at least $1,000) or combined into Debt Securities of larger denominations, as long as the total principal amount is not changed. This is called an “exchange.”

You may exchange or transfer Debt Securities at the office of the Trustee. The Trustee acts as our agent for registering Debt Securities in the names of holders and transferring debt securities. We may appoint another agent or act as our own agent for this purpose. The entity performing the role of maintaining the list of registered holders is called the “Security Registrar.” It will also perform transfers.

In our discretion, we may change the place for registration of transfer of the Debt Securities and may remove and/or appoint one or more additional Security Registrars (including us or any of our affiliates). (See Sections 305 and 602.)

Except as otherwise provided in a prospectus supplement, there will be no service charge for any transfer or exchange of the Debt Securities, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may block the transfer or exchange of (1) Debt Securities during a period of 15 days prior to giving any notice of redemption or (2) any Debt Security selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (See Section 305.)

Redemption

We will set forth any terms for the redemption of Debt Securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to Debt Securities redeemable at the option of the Holder, Debt Securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the Debt Securities of any series or any tranche thereof are to be redeemed, the Trustee will select the Debt Securities to be redeemed. In the absence of any provision for selection, the Trustee will choose a method of random selection as it deems fair and appropriate. (See Sections 403 and 404.)

Debt Securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once you surrender the Debt Security for redemption. (See Section 405.) If only part of a Debt Security is redeemed, the Trustee will deliver to you a new Debt Security of the same series for the remaining portion without charge. (See Section 406.)

We may make any redemption at our option conditional upon the receipt by the Paying Agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the Paying Agent has not received such money by the date fixed for redemption, we will not be required to redeem such Debt Securities . (See Section 404.)

Events of Default

Unless we provide differently in a prospectus supplement, an “Event of Default” occurs with respect to Indenture Securities of any series if

•	we do not pay any interest on any Indenture Securities of the applicable series within 30 days of the due date;

•	we do not pay principal or premium on any Indenture Securities of the applicable series on its due date;

•	we remain in breach of any of our covenants (excluding covenants solely applicable to a specific series) or warranties in the Indenture for 60 days after we receive a written notice of default stating we are in breach and requiring remedy of the breach; the notice must be sent by either the Trustee or Holders of 25% of the principal amount of Indenture Securities of the affected series; the Trustee or such Holders can agree to extend the 60-day period and such an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;

•	a matured event of default, as defined in any of our instruments under which there may be issued or evidenced any Debt (as defined below) of our company that has resulted in the acceleration of such Debt, in excess of $25 million or any default in payment of Debt in excess of $25 million at final maturity (and after the expiration of any applicable grace or cure periods); provided that the waiver or cure of any such default under any such instrument shall constitute a waiver and cure of the corresponding Event of Default under the Indenture and the rescission and annulment of the consequences thereof shall constitute a rescission and annulment of the corresponding consequences under the Indenture;

•	we file for bankruptcy or certain other similar events in bankruptcy, insolvency, receivership or reorganization occur; or

•	any other Event of Default specified in the prospectus supplement occurs.

(See Section 801.)

No Event of Default with respect to any series of Debt Securities necessarily constitutes an Event of Default with respect to the Indenture Securities of any other series issued under the Indenture.

Remedies

Acceleration

Any One Series. If an Event of Default occurs and is continuing with respect to any one series of Indenture Securities, then either the Trustee or the Holders of 25% in principal amount of the outstanding Indenture Securities of such series may declare the principal amount of all of the Indenture Securities of such series to be due and payable immediately.

More Than One Series. If an Event of Default occurs and is continuing with respect to more than one series of Indenture Securities, then either the Trustee or the Holders of 25% in aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, may make such declaration of acceleration. Thus, if there is more than one series affected, the action by 25% in principal amount of the Indenture Securities of any particular series will not, in itself, be sufficient to make a declaration of acceleration.

(See Section 802.)

Rescission of Acceleration

After the declaration of acceleration has been made and before the Trustee has obtained a judgment or decree for payment of the money due, such declaration and its consequences will be rescinded and annulled, if

(1)	we pay or deposit with the Trustee a sum sufficient to pay

•	all overdue interest;

•	the principal of and any premium which have become due otherwise than by such declaration of acceleration and interest thereon;

•	interest on overdue interest to the extent lawful; and

•	all amounts due to the Trustee under the Indenture; and

(2)	all Events of Default, other than the nonpayment of the principal which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

(See Section 802.) For more information as to waiver of defaults, see “—Waiver of Default and of Compliance” below.

Control by Holders; Limitations

Subject to the Indenture, if an Event of Default with respect to the Indenture Securities of any one series occurs and is continuing, the Holders of a majority in principal amount of the outstanding Indenture Securities of that series will have the right to

•	direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or

•	exercise any trust or power conferred on the Trustee with respect to the Indenture Securities of such series.

If an Event of Default is continuing with respect to more than one series of Indenture Securities, the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, will have the right to make such direction, and not the Holders of the Indenture Securities of any one of such series.

These rights of Holders to make direction are subject to the following limitations:

•	the Holders’ directions may not conflict with any law or the Indenture; and

•	the Holders’ directions may not involve the Trustee in personal liability where the Trustee believes indemnity is not adequate.

The Trustee may also take any other action it deems proper which is consistent with the Holders’ direction. (See Sections 812 and 903.)

The Indenture provides that no Holder of any Indenture Security will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture for the appointment of a receiver or for any other remedy thereunder unless

•	that Holder has previously given the Trustee written notice of a continuing Event of Default;

•	the Holders of 25% in aggregate principal amount of the outstanding Indenture Securities of all affected series, considered as one class, have made written request to the Trustee to institute proceedings in respect of that Event of Default and have offered the Trustee reasonable indemnity against costs and liabilities incurred in complying with such request; and

•	for 60 days after receipt of such notice, the Trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of outstanding Indenture Securities of all affected series, considered as one class.

Furthermore, no Holder will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other Holders. (See Sections 807 and 903.)

However, each Holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. (See Sections 807 and 808.)

Notice of Default

The Trustee is required to give the Holders of the Indenture Securities notice of any default under the Indenture to the extent required by the Trust Indenture Act, unless such default has been cured or waived; except that in the case of an Event of Default of the character specified above in the third bullet point under “Events of Default,” no such notice shall be given to such Holders until at least 45 days after the occurrence thereof. (See Section 902.) The Trust Indenture Act currently permits the Trustee to withhold notices of default (except for certain payment defaults) if the Trustee in good faith determines the withholding of such notice to be in the interests of the Holders.

We will furnish the Trustee with an annual statement as to its compliance with the conditions and covenants in the Indenture. (See Section 605.)

Waiver of Default and of Compliance

The Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of any series may waive, on behalf of the Holders of all Indenture Securities of such series, any past default under the Indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the Indenture that cannot be amended without the consent of the Holder of each outstanding Indenture Security. (See Section 813.)

Compliance with certain covenants in the Indenture or otherwise provided with respect to Indenture Securities may be waived by the Holders of a majority in aggregate principal amount of the affected Indenture Securities, considered as one class. (See Section 606.)

Certain Covenants

Limitation on Asset Sales. Unless we provide differently in a prospectus supplement, we will agree in a supplemental indenture that, so long as any of the Debt Securities remain outstanding, except for the sale of assets required to be sold to conform with governmental requirements and except for a sale of our assets as or substantially as an entirety as contemplated under “Consolidation, Merger and Conveyance of Assets as an Entirety,” we will not and will not permit any of our subsidiaries to, consummate any Asset Sale, if the aggregate net book value of all such Asset Sales consummated during the four calendar quarters immediately preceding any date of determination would exceed 15% of our consolidated total assets as of the beginning of our most recently ended full fiscal quarter; except that any such Asset Sale will be disregarded for purposes of the 15% limitation specified above:

•	if any such Asset Sale is in the ordinary course of business;

•	if the assets subject to any such Asset Sale are worn out or are no longer useful or necessary in connection with the operation of our businesses;

•	if the assets subject to any such Asset Sale are being transferred to one of our wholly-owned subsidiaries;

•	to the extent the assets subject to any such Asset Sale involve transfers of assets of or equity interests in connection with (a) the formation of any joint venture between us or any of our subsidiaries, and any other entity, or (b) any project development and acquisition activities;

•	if the proceeds from any such Asset Sale (a) are, within 12 months of such Asset Sale, invested or reinvested by us or any of our subsidiaries in a Permitted Business, (b) are used by us or one of our subsidiaries to repay debt of the company or such subsidiary, or (c) are retained by us or our subsidiaries; or

•	if, prior to any such Asset Sale, Moody’s and S&P confirm our then current senior unsecured long-term debt rating after giving effect to any such Asset Sale.

“Asset Sale” means any sale of any assets, including by way of the sale by us or any of our subsidiaries of equity interests in such subsidiaries.

“Moody’s” means Moody’s Investors Service, Inc. and its successors and assigns, or absent a successor, or if such entity ceases to rate the Debt Securities, such other nationally recognized statistical rating organization as we may designate.

“Permitted Business” means a business that is the same or similar to the business of PPL Energy Supply or any of our subsidiaries as of the date hereof, or any business reasonably related thereto.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc. and its successors and assigns, or absent a successor, or if such entity ceases to rate the Debt Securities, such other nationally recognized statistical rating organization as we may designate.

Restrictions on Secured Debt. Unless we provide differently in a prospectus supplement, we will agree in a supplemental indenture that, so long as any of the Debt Securities remain outstanding, PPL Energy Supply will not create, incur or assume any Lien to secure Debt (in each case, as defined below) other than Permitted Liens (as defined below) upon any of its property, without the consent of the Holders of a majority of the outstanding Debt Securities. This covenant will not, however, prohibit the creation, issuance, incurrence or assumption of any Lien if either:

•	we make effective provision whereby all Debt Securities then outstanding will be secured equally and ratably with all other Debt then outstanding under such Lien; or

•	we deliver to the Trustee bonds, notes or other evidences of indebtedness secured by the Lien which secures such Debt in an aggregate principal amount equal to the aggregate principal amount of the Debt Securities then outstanding and meeting certain other requirements set forth in the Indenture.

This covenant applies to property held directly by PPL Energy Supply and will not restrict the ability of its subsidiaries and affiliates to create, incur or assume any Lien upon their assets, either in connection with project financings or otherwise.

As used herein:

“Debt,” with respect to any entity, means:

•	indebtedness of the entity for borrowed money evidenced by a bond, debenture, note or other similar instrument or agreement by which the entity is obligated to repay such borrowed money; and

•	any guaranty by the entity of any such indebtedness of another entity.

“Debt” does not include, among other things:

•	indebtedness of the entity under any installment sale or conditional sale agreement or any other agreement relating to indebtedness for the deferred purchase price of property or services;

•	trade obligations (including obligations under agreements relating to the purchase and sale of any commodity, including power purchase or sale agreements and any commodity hedges or derivatives regardless of whether any such transaction is a “financial” or physical transaction) or other obligations of the entity in the ordinary course of business;

•	obligations of the entity under any lease agreement (including any lease intended as security), whether or not such obligations are required to be capitalized on the balance sheet of the entity under generally accepted accounting principles, or

•	liabilities secured by any Lien on any property owned by the entity if and to the extent the entity has not assumed or otherwise become liable for the payment thereof.

“Lien” means any lien, mortgage, deed of trust, pledge or security interest, in each case, intended to secure the repayment of Debt, except for any Permitted Lien.

“Material Subsidiary” means PPL Global, PPL EnergyPlus or PPL Generation.

“Permitted Liens” means any

•	Liens existing at the original issue date of the applicable Debt Securities;

•	vendors’ Liens, purchase money Liens and other Liens on property at the time of its acquisition by us and Liens to secure or provide for the construction or improvement of property provided that no such Lien shall extend to or cover any of our other property;

•	Liens on cash, securities (other than limited liability company interests issued by any Material Subsidiary), deposit accounts and interests in general or limited partnerships;

•	Liens on the equity interest of any subsidiary of PPL Energy Supply that is not a Material Subsidiary;

•	Liens on property or shares of capital stock, or arising out of any Debt, of any entity existing at the time the entity is merged into or consolidated with PPL Energy Supply;

•	Liens in connection with the issuance of tax-exempt industrial development or pollution control bonds or other similar bonds issued pursuant to Section 103(b) of the Internal Revenue Code of 1986, as amended, to finance all or any part of the purchase price of or the cost of constructing, equipping or improving property, provided that such Liens are limited to the property acquired or constructed or improved and to substantially unimproved real property on which such construction or improvement is located; provided further, that PPL Energy Supply may further secure all or any part of such purchase price or the cost of construction or improvement by an interest on additional property of PPL Energy Supply only to the extent necessary for the construction, maintenance and operation of, and access to, such property so acquired or constructed or such improvement;

•	Liens on contracts, leases, and other agreements; Liens on contract rights, bills, notes and other instruments; Liens on revenues, accounts, accounts receivable and unbilled revenues, claims, credits, demands and judgments; Liens on governmental and other licenses, permits, franchises, consents and allowances; Liens on certain intellectual property rights and other general intangibles;

•	Liens securing Debt which matures less than one year from the date of issuance or incurrence thereof and is not extendible at the option of the issuer, and any refundings, refinancings and/or replacements of any such Debt by or with similar secured Debt;

•	Liens on vehicles, movable equipment and aircraft and parts, accessories and supplies used in connection therewith, and Liens on furniture, computers, data processing, telecommunications and other equipment and facilities used primarily for administrative or clerical purposes;

•	Liens on property which is the subject of a lease agreement designating PPL Energy Supply as lessee and all PPL Energy Supply’s interest in such property and such lease agreement, whether or not such lease agreement is intended as security;

•	other Liens securing Debt the principal amount of which does not exceed 10% of the total assets of PPL Energy Supply and our consolidated subsidiaries as shown on our most recent audited balance sheet; and

•	Liens granted in connection with extending, renewing, replacing or refinancing, in whole or in part, the Debt secured by liens described above (to the extent of such Debt so extended, renewed, replaced or refinanced).

Consolidation, Merger and Conveyance of Assets as an Entirety; No Financial Covenants

Subject to the provisions described in the next paragraph, we have agreed in the Indenture to preserve our corporate existence. (See Section 604.)

We have also agreed not to consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity unless:

•	the entity formed by such consolidation or into which we merge or the entity which acquires or which leases our property and assets substantially as an entirety is a corporation or limited liability company organized and existing under the laws of the United States of America or any State thereof or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding Indenture Securities and the performance of all of our covenants under the Indenture, and

•	immediately after giving effect to such transactions, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have occurred and be continuing. (See Section 1101.)

The Indenture does not prevent or restrict:

•	any consolidation or merger after the consummation of which we would be the surviving or resulting entity;

•	any conveyance or other transfer, or lease, of any part of our properties which does not constitute the entirety, or substantially the entirety, thereof; or

•	our approval of, or consent to, any consolidation or merger of any direct or indirect subsidiary or affiliate or any conveyance, transfer or lease by any such subsidiary or affiliate of any of its assets. (See Section 1103.)

The Indenture does not contain any financial covenants.

Modification of Indenture

Without Holder Consent. Without the consent of any Holders of Indenture Securities, we and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the succession of another entity to us;

•	to add one or more covenants or other provisions for the benefit of the Holders of all or any series or tranche of Indenture Securities, or to surrender any right or power conferred upon us;

•	to add any additional Events of Default for all or any series of Indenture Securities;

•	to change or eliminate any provision of the Indenture or to add any new provision to the Indenture that does not adversely affect the interests of the Holders;

•	to provide security for the Indenture Securities of any series;

•	to establish the form or terms of Indenture Securities of any series or tranche as permitted by the Indenture;

•	to provide for the issuance of bearer securities;

•	to evidence and provide for the acceptance of appointment of a separate or successor Trustee;

•	to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series or tranche of Indenture Securities;

•	to change any place or places where

•	we may pay principal, premium and interest,

•	Indenture Securities may be surrendered for transfer or exchange, and

•	notices and demands to or upon us may be served; or

•	to cure any ambiguity, defect or inconsistency or to make any other changes that do not adversely affect the interests of the Holders in any material respect.

If the Trust Indenture Act is amended after the date of the Indenture so as to require changes to the Indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the Indenture, the Indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we and the Trustee may, without the consent of any Holders, enter into one or more supplemental indentures to effect or evidence such amendment.

(See Section 1201.)

With Holder Consent. Except as provided above, the consent of the Holders of at least a majority in aggregate principal amount of the Indenture Securities of all outstanding series, considered as one class, is generally required for the purpose of adding to, changing or eliminating any of the provisions of the Indenture pursuant to a supplemental indenture. However, if less than all of the series of outstanding Indenture Securities are directly affected by a proposed supplemental indenture, then such proposal only requires the consent of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all directly affected series, considered as one class. Moreover, if the Indenture Securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the Holders of Indenture Securities of one or more, but less than all, of such tranches, then such proposal only requires the consent of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all directly affected tranches, considered as one class.

However, no amendment or modification may, without the consent of the Holder of each outstanding Indenture Security directly affected thereby,

•	change the stated maturity of the principal or interest on any Indenture Security (other than pursuant to the terms thereof), or reduce the principal amount, interest or premium payable or change the currency in which any Indenture Security is payable, or impair the right to bring suit to enforce any payment;

•	reduce the percentages of Holders whose consent is required for any supplemental indenture or waiver or reduce the requirements for quorum and voting under the Indenture; or

•	modify certain of the provisions in the Indenture relating to supplemental indentures and waivers of certain covenants and past defaults.

A supplemental indenture which changes or eliminates any provision of the Indenture expressly included solely for the benefit of Holders of Indenture Securities of one or more particular series or tranches will be deemed not to affect the rights under the Indenture of the Holders of Indenture Securities of any other series or tranche. (See Section 1202.)

We will be entitled to set any day as a record date for the purpose of determining the Holders of outstanding Indenture Securities of any series entitled to give or take any demand, direction, consent or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain circumstances, the Trustee also will be entitled to set a record date for action by Holders. If such a record date is set for any action to be taken by Holders of particular Indenture Securities, such action may be taken only by persons who are Holders of such Indenture Securities at the close of business on the record date. (See Section 104.)

The Indenture provides that certain Indenture Securities, including those for which payment or redemption money has been deposited or set aside in trust as described under “—Satisfaction and Discharge” below, will not be deemed to be “outstanding” in determining whether the Holders of the requisite principal amount of the outstanding Indenture Securities have given or taken any demand, direction, consent or other action under the Indenture as of any date, or are present at a meeting of Holders for quorum purposes. (See Section 101.)

Satisfaction and Discharge

Any Indenture Securities or any portion will be deemed to have been paid for purposes of the Indenture, and at our election, our entire indebtedness will be satisfied and discharged, if there shall have been irrevocably deposited with the Trustee or any Paying Agent (other than us), in trust:

•	money sufficient,

•	in the case of a deposit made prior to the maturity of such Indenture Securities, non-redeemable Government Obligations (as defined in the Indenture) sufficient, or

•	a combination of items listed in the preceding two bullet points, which in total are sufficient,

to pay when due the principal of, and any premium, and interest due and to become due on such Indenture Securities or portions thereof on and prior to the maturity thereof.

(See Section 701.)

The Indenture will be deemed satisfied and discharged when no Indenture Securities remain outstanding and when we have paid all other sums payable by us under the Indenture. (See Section 702.)

All moneys we pay to the Trustee or any Paying Agent on Debt Securities which remain unclaimed at the end of two years after payments have become due may be paid to or upon our order. Thereafter, the Holder of such Debt Security may look only to us for payment. (See Section 603.)

Resignation and Removal of the Trustee; Deemed Resignation

The Trustee may resign at any time by giving written notice to us.

The Trustee may also be removed by act of the Holders of a majority in principal amount of the then outstanding Indenture Securities of any series.

No resignation or removal of the Trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Indenture.

Under certain circumstances, we may appoint a successor trustee and if the successor accepts, the Trustee will be deemed to have resigned. (See Section 910)

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of the Holders as they may appear in the security register. (See Section 106).

Title

PPL Energy Supply, the Trustee, and any agent of PPL Energy Supply or the Trustee, will treat the person or entity in whose name Debt Securities are registered as the absolute owner of those Debt Securities (whether or not the Debt Securities may be overdue) for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (See Section 308).

Governing Law

The Indenture and the Debt Securities provide that they will be governed by and construed in accordance with the laws of the State of New York, except to the extent the Trust Indenture Act shall be applicable or the law of another jurisdiction shall mandatorily govern. (See Section 112.)

Regarding the Trustee

The Trustee under the Indenture is JPMorgan Chase Bank. In addition to acting as Trustee, JPMorgan Chase Bank also maintains various banking and trust relationships with us and some of our affiliates.

PLAN OF DISTRIBUTION

We may sell Debt Securities (a) to purchasers directly; (b) to underwriters for public offering and sale by them; or (c) through agents or dealers. We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters’ obligations in the related supplement to this prospectus.

We currently expect that sales of Debt Securities will be made through underwriters, dealers or agents who are broker-dealers or associated persons of broker-dealers registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, we may also sell the Debt Securities directly to institutional investors and we do not expect that our officers or employees associated with any such sale will be required to be registered broker-dealers under the Exchange Act. A prospectus supplement will describe the terms of any such sale.

The applicable prospectus supplement will name any underwriter involved in a sale of Debt Securities. Underwriters may offer and sell Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of Debt Securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Debt Securities for whom they may act as agent.

Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase particular Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Debt Securities if any are purchased.

We will name any agent or dealer involved in a sale of Debt Securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

Underwriters, dealers acting as principals and agents participating in a sale of Debt Securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

Each series of Debt Securities will be a new issue and will have no established trading market. We may elect to list any series of Debt Securities on an exchange, but unless we advise you differently in the prospectus supplement, we have no obligation to cause any Debt Securities to be so listed. Any underwriters that purchase Debt Securities for public offering and sale may make a market in the Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of, or the trading markets for, any Debt Securities.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

PPL Energy Supply files reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available at the SEC’s Web site (www.sec.gov). In addition, reports and other information concerning PPL Energy Supply can be inspected at its offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179.

Incorporation by Reference

We will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarter ended March 31, 2004
Current Report on Form 8-K	June 2, 2004

We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Debt Securities. In addition, we are also incorporating by reference any additional documents that we file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus, and prior to the effectiveness of the registration statement.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

PPL Energy Supply, LLC

Two North Ninth Street

Allentown, Pennsylvania 18101-1179

Attention: Investor Services Department

Telephone: 1-800-345-3085

EXPERTS

The consolidated financial statements of PPL Energy Supply incorporated in this prospectus by reference to the Annual Report on Form 10-K of PPL Energy Supply for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF THE DEBT SECURITIES

Dewey Ballantine LLP, New York, New York, and Thomas D. Salus, Esq., Senior Counsel of PPL Services Corporation, will pass upon the validity of the Debt Securities for PPL Energy Supply. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Debt Securities for any underwriters or agents. As to matters involving the law of the State of New York, Mr. Salus will rely on the opinion of Dewey Ballantine LLP.